
# CITADEL | Securities

# Citadel Securities Institutional LLC

## 2021 Financial Statement

CITADEL | Securities

# Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

## Statement of Financial Condition as of December 31, 2021, and Report of Independent Registered Public Accounting Firm

*Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.*

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5 PART III

SEC FILE NUMBER

8-69663

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                            MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Citadel Securities Institutional LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

131 South Dearborn Street
                        (No. and Street)

| Chicago | Illinois | 60603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Henry | (212) 651-7726 | Michael.Henry@citadel.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
                     (Name – if individual, state last, first, and middle name)

| 1 North Wacker Drive | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
|---|---|

**FOR OFFICIAL USE**
**ONLY**

*\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CITADEL SECURITIES INSTITUTIONAL LLC

# Affirmation

I, Michael Henry, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Institutional LLC (the "Company"), as of December 31, 2021, is true and correct. I further affirm that neither the Company, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

By: ______________________
Michael Henry, Chief Accounting Officer
February 25, 2022

Barbara A. Horne
Notary Public

State of Illinois, County of Cook
This instrument was signed or acknowledged before me on February 25th, 2022
by Michael Henry.

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 3/17/2026

**This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in member's capital.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

CITADEL SECURITIES INSTITUTIONAL LLC

# Table of Contents



## Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities Institutional LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

CITADEL SECURITIES INSTITUTIONAL LLC

# Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

## ASSETS

|  |  | As of December 31, 2021 |
| --- | --- | --- |
| **Assets:** | | |
| Cash | $ | 95,753 |
| Receivable from customers | | 55,863 |
| Receivable from brokers and dealers | | 11,717 |
| Commissions receivable, net | | 7,697 |
| Receivable from affiliate | | 1,911 |
| Other assets | | 1,357 |
| **Total assets** | $ | 174,298 |

## LIABILITIES AND MEMBER'S CAPITAL

|  |  |  |
| --- | --- | --- |
| **Liabilities:** | | |
| Securities sold under agreements to repurchase, at fair value | $ | 30,853 |
| Payable to customers | | 24,994 |
| Payable to affiliates | | 6,723 |
| Commissions, clearance, and regulatory fees payable | | 2,125 |
| Other liabilities | | 550 |
| **Total liabilities** | $ | 65,245 |
| | | |
| Member's capital | | 109,053 |
| | | |
| **Total liabilities and member's capital** | $ | 174,298 |

See notes to statement of financial condition.

# Notes to Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

<u>NOTE 1</u>

## Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP (formerly known as CALC IV LP) ("CSG"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CS-US"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2023.

<u>NOTE 2</u>

## Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### *Use of Estimates*
The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

### *Cash*
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at Bank of New York Mellon.

### *Receivable from Brokers and Dealers*
Receivable from brokers and dealers includes amounts receivable for securities failed to deliver and cash deposited at clearing brokers (see Note 5).

### *Commissions Receivable, Net*
Commissions receivable, net represents amounts receivable from customers for commissions and transaction fees (see Note 8). The balances are presented net of an allowance for doubtful accounts of $1,182. In determining the allowance for doubtful accounts, the Company assesses the collectability of receivables from its customers and considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability.

### *Receivable from and Payable to Customers*
Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 6).

### *Offsetting Financial Instruments*
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

### *Transfers of Financial Assets*
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Reverse repurchase agreements and repurchase agreements are recorded at their fair value pursuant to the fair value option, plus accrued interest, on the statement of financial condition. The Company enters into reverse repurchase and repurchase agreements with CS-US (see Note 3).

### *Valuation of Financial Instruments*
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price), or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

The Company measures and reports reverse repurchase agreements and repurchase agreements ("Financial Instruments") at fair value.

# Notes to Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

**Level 1**      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

**Level 2**      Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

**Level 3**      Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified.

**REVERSE REPURCHASE AGREEMENTS AND REPURCHASE AGREEMENTS**
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

*Other Financial Instruments*
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash, receivable from customers, receivable from brokers and dealers, commissions receivable, net, receivable from affiliate, other assets, payable to customers, payable to affiliates, commissions, clearance, and regulatory fees payable, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2021, based on the historical analysis and forward-looking information, CSG believes that the expected credit losses arising from such financial assets are not expected to be material.

*Fair Value Option*
CSG manages repurchase agreements on a fair value basis. The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase and repurchase agreements in earnings on a timely basis. CSG has elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

**NOTE 3**

## Collateralized Transactions

The Company enters into reverse repurchase and repurchase agreements with CS-US. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with CS-US. In the event of CS-US's default (such as bankruptcy or CS-US's failure to pay or perform), these agreements provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by CS-US.

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. CS-US generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about reverse repurchase agreements and repurchase agreements.

**AS OF DECEMBER 31, 2021**

| | | |
|---|---|---|
| Fair value of securities collateral received for reverse repurchase agreements | $ | 4,440 |
| Fair value of securities collateral pledged for repurchase agreements | $ | 35,381 |

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities to the extent an offsetting agreement with the same counterparty has not otherwise reduced the Company's or counterparty's exposure.

# Notes to Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

### Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments.

**ASSETS AS OF DECEMBER 31, 2021**

|  | Reverse Repurchase Agreements |
|---|---|
| **Included in the statement of financial condition** | |
| Gross amounts | $ 4,341 |
| Amounts offset | (4,341) |
| **Net amounts** | — |
| **Amounts not offset** | |
| Financial instruments, at fair value | — |
| **Total** | $ — |

**LIABILITIES AS OF DECEMBER 31, 2021**

|  | Repurchase Agreements |
|---|---|
| **Included in the statement of financial condition** | |
| Gross amounts | $ 35,194 |
| Amounts offset | (4,341) |
| **Net amounts** | 30,853 |
| **Amounts not offset** | |
| Financial instruments, at fair value | (30,853) |
| **Total** | $ — |

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset and financial instruments, at fair value, relate to legally enforceable master netting agreements or similar arrangements.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value of securities purchased or sold under the agreement to resell or repurchase, respectively, and accrued coupon interest. These amounts are limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included.

### Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2021.

|  | Repurchase Agreements |
|---|---|
| **U.S. government securities** | |
| Overnight | $ 35,194 |
| **Gross amounts** | $ 35,194 |

## Transactions with Related Parties

### Expenses
Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and reimbursable administrative, general, and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2021, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $4,190, which is included in payable to affiliates on the statement of financial condition. As of December 31, 2021, the Company has paid compensation to CSAMER of $629, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

### Executing Activities
During 2021, the Company provided execution services to CS-US under a cost plus agreement. As a result of this activity, the Company recognized service fees from CS-US and incurred commission expense to CS-US for acting as a counterparty for trades with third parties. As of December 31, 2021, the Company had a receivable from CS-US of $1,911, which is reflected as receivable from affiliate on the statement of financial condition. As of December 31, 2021, the Company had a payable to CS-US of $2,533, which is included in payable to affiliate, on the statement of financial condition.

In 2021, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliate. Additionally, the Company earned and incurred charges related to failed delivery of securities with CS-US and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

### Loan Agreement
The Company has a cash advance agreement with Citadel Securities LP ("CSLP"), an affiliate, in which the Company is the borrower and CSLP is the lender. The loan advances are interest free and payable on demand. During 2021, there were no loan advances and the agreement has a maturity date of December 31, 2022.

### Miscellaneous Related Party Transactions
Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

# Notes to Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

**NOTE 5**

## Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2021, consist of the following:

| | | |
|---|---|---|
| Receivable from brokers and dealers | $ | 11,634 |
| Securities failed to deliver to CS-US | | 83 |
| **Receivable from brokers and dealers** | $ | 11,717 |

Within the table above, receivables from brokers and dealers primarily reflect cash deposits made in the normal course of business.

**NOTE 6**

## Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2021, consist of the following:

| | | Receivables | | Payables |
|---|---|---|---|---|
| Securities failed to deliver/receive | $ | 55,863 | $ | 24,994 |
| **Receivable/payable from/to customers** | $ | 55,863 | $ | 24,994 |

**NOTE 7**

## Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CSG attempts to monitor and manage these risks on an ongoing basis.

*Market Risk*

Market risk is the potential for changes in the value of a financial instrument and the securities collateral received and/or pledged under reverse repurchase and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CSG attempts to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

*Credit Risk*

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CSG monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. Where possible, CSG attempts, to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements.

*Liquidity Risk*

With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. Management also targets to maintain a pool of excess liquidity at the Company for these planned and contingent needs.

*Other Risks*

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, terrorist attacks, natural disasters, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. CSG seeks to manage this risk through continuity and resiliency planning.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

*Contingencies*

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

**NOTE 8**

## Contracts with Customers

As of December 31, 2021, customers transactions consisted of:

*Service Income from Affiliate*

The Company receives service fees on a monthly basis from CS-US for trade execution services provided (see Note 4). Service fees are recognized over time in the period when services are provided.

# Notes to Statement of Financial Condition

*(Expressed in U.S. dollars in thousands)*

## Commissions and Transaction Fees

The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

As of December 31, 2021, the Company's commissions receivable from contracts with customers was $7,697 and is reflected as commissions receivable, net on the statement of financial condition. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution services with third-parties or affiliate.

**NOTE 9**

## Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2021, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

**NOTE 10**

## Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2021, net capital was $97,810 in excess of the Company's required minimum net capital of $250.

The Company claims an exemption from Rule 15c3-3 of the SEC based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

**NOTE 11**

## Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2022, which is the date the financial statement was available to be issued.

Effective January 1, 2022, CEAMER will continue to provide and Citadel Enterprise Americas Services LLC ("CEASC") and Citadel Securities Americas Services LLC ("CSASC"), both affiliates, will begin to provide administrative and investment-related services to the Company. The Company will reimburse CEAMER, CEASC, CSASC and their affiliates for direct and reimbursable expenses incurred by these entities on behalf of the Company.

On February 1, 2022, the Company amended its FINRA agreement and is now approved for securities clearance and settlement activities, limited to fixed income products.